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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         Saratoga Beverage Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $.01 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                  803436 10 4
        _______________________________________________________________
                                (CUSIP Number)

Steven Bogen c/o Saratoga Beverage Group, Inc. 11 Geyser Road, Saratoga Springs,
                                   NY 10866
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 29, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 803436104                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven Bogen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          406,793
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          406,793
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      406,793
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     This Schedule 13D ("Schedule 13D") with an event date of January 29, 1999 relates to the beneficial ownership of shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock") of Saratoga Beverage Group, Inc. (the "Issuer") acquired by the Reporting Person in connection with the Issuer's acquisition of all of the outstanding stock of The Fresh Juice Company, Inc. ("Fresh Juice") in a merger transaction (the "Fresh Juice Merger").

Item 2. Identity and Background.
        -----------------------

        (a) This Schedule 13D is being filed for Steven Bogen (the "Reporting Person").

        (b) The principal address and/or office of the Reporting Person is c/o Saratoga Beverage Group, Inc., 11 Geyser Road, Saratoga Springs, NY 10866.

        (c) The Reporting Person is a Director of the Issuer. The principal office of the Issuer is 11 Geyser Road, Saratoga Springs, NY 10866.

        (d) and (e)   During the past five years, the Reporting Person has not
        been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        The Reporting Person acquired 406,793 shares of the Class A Common Stock and cash in an exchange for all of his shares of common stock of Fresh Juice in connection with Issuer's acquisition of all of the outstanding securities of Fresh Juice in the Fresh Juice Merger, which became effective on January 29, 1999.

Item 4. Purpose of the Transaction.
        --------------------------

        The Reporting Person may acquire or dispose of Class A Common Stock of the Issuer, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Person and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

        Except as disclosed above, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

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Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        (a) The Reporting Person became the beneficial owner of 406,793 shares (7.3%) of Class A Common Stock and Class B Common Stock, $.01 par value per share (the "Class B Common Stock," together with the Class A Common Stock, the "Common Stock") of the Issuer as a result of the Fresh Juice Merger. The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3. The percentage of shares of Common Stock beneficially owned by the Reporting Persons has been calculated based upon 5,554,602 shares of Common Stock outstanding at January 4, 2000 as reported by the Issuer.

        (b) The Reporting Person has the sole power to vote or to direct the vote of, and dispose or direct the disposition of all of the shares of Common Stock he reports.

        (c)    Not applicable.

        (d)    Not applicable.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect
        ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         On October 13, 1998, the Reporting Person (then the President and Chief Executive Officer of Fresh Juice), Robin Prever and Anthony Malatino entered into a Stockholder Agreement. Pursuant to the Stockholder Agreement, Robin Prever and Mr. Malatino each agreed to vote all of his or her shares of Common Stock, to elect, re-elect and prevent any proposed removal of the Reporting Person as a member of the Issuer's Board of Directors. Moreover, Robin Prever, in her capacity as a member of the Issuer's Board of Directors, agreed to take all actions reasonably necessary to nominate, elect, re-elect and prevent any proposed removal of the Reporting Person as a member of the Issuer's Board of Directors. In addition, Ms. Prever and Mr. Malatino have appointed the Reporting Person as their true and lawful proxy and attorney-in-fact to vote the shares of Common Stock then owned by them for the election of the Reporting Person as a director of the Issuer in the event they do not vote to elect, re-elect and prevent any proposed removal of the Reporting Person as a member of the Issuer's Board of Directors. The Stockholder Agreement expires on the earliest to occur of the date (w) after the effective date of the Fresh Juice Merger of the Issuer and Fresh Juice that the Reporting Person directly owns less than 400,000 shares of Class A Common Stock (x) the termination of the merger agreement among the Issuer, Rowale Corporation, a wholly owned subsidiary of the Issuer, and Fresh Juice, by any party thereto pursuant to the terms thereof, (y) the Reporting Person is convicted of a felony or a misdemeanor involving moral turpitude, dishonesty, theft or unethical business conduct, or (z) the Reporting Person breaches his fiduciary duties, in a material fashion, to the Issuer and its stockholders. The Reporting Person does not have the power to dispose and direct the disposition of either Ms. Prever's or Mr. Malatino's shares of Common Stock.

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Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Exhibit A   Stockholder Agreement dated as of October 13, 1998 by and
                    among the Issuer, the Reporting Person, Robin Prever and
                    Anthony Malatino.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 4, 2000                  /s/ Steven Bogen
                                        -----------------------------
                                        Steven Bogen

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                                 EXHIBIT INDEX

     EXHIBIT A  Stockholder Agreement dated as of October 13, 1998 by and among the Issuer, the Reporting Person, Robin Prever and Anthony Malatino.

                                 Page 6 of 11
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                                   EXHIBIT A

                             STOCKHOLDER AGREEMENT

          This Stockholder Agreement (this "Agreement") is made and entered into as of October 13, 1998 by and among SARATOGA BEVERAGE GROUP, INC., a Delaware corporation ("Saratoga"), STEVEN BOGEN ("Bogen"), ROBIN PREVER ("Prever") and ANTHONY MALATINO ("Malatino").

          WHEREAS, The Fresh Juice Company, Inc., Saratoga, Rowale Corp., a wholly-owned subsidiary of Saratoga ("Sub"), entered into, as of the date hereof, a Restated Agreement and Plan of Merger (the "Merger Agreement"; terms used herein and not otherwise defined are used herein as defined in the Merger Agreement), pursuant to which Sub will merge with and into Saratoga (the "Merger"); and

          WHEREAS, each of Prever and Malatino currently owns the number of shares of Class A common stock, $.01 par value per share, of Saratoga ("Class A Common Stock") and shares of Class B common stock, $.01 par value per share, of Saratoga ("Class B Common Stock") set forth opposite his or her name on Schedule A annexed hereto (collectively, the "Saratoga Securities" and, with respect to the Saratoga Securities owned by a specific Saratoga Stockholder, the "Saratoga Stockholder's Securities"); and

          WHEREAS, execution and delivery of this Agreement by the parties hereto is desired by the parties hereto in connection with the Merger.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

1. Term. This Agreement shall expire on the earlier of the date (i) after the Effective Date (as defined in the Merger Agreement) that Bogen directly owns less than 400,000 shares of Class A Common Stock, (ii) of the termination of the Merger Agreement by any party thereto pursuant to the terms thereof, (iii) Bogen is convicted of a felony or a misdemeanor involving moral turpitude, dishonesty, theft or unethical business conduct, or (iv) Bogen breaches his fiduciary duties, in a material fashion, to Saratoga or its stockholders.

2. Covenant of the Saratoga Stockholders. Until such time as this Agreement is terminated in accordance with Section 1,

     (a) each Saratoga Stockholder, in his or her capacity as such, agrees to vote all of his or her Saratoga Securities then owned by such Saratoga Stockholder, to the extent that any of the following matters are submitted to the stockholders of Saratoga, and to take all other actions reasonably necessary (in his or her capacity as a Saratoga Stockholder) to elect, re-elect and prevent any proposed removal of, Bogen as a member of Saratoga's Board of Directors; and

     (b) Prever, in her capacity as a member of Saratoga's Board of Directors, agrees to all take all actions reasonably necessary to nominate, elect, re-elect and prevent any proposed removal of, Bogen as a member of Saratoga's Board of Directors.

3. Disposition of Saratoga Securities. Subject to applicable law, nothing contained herein shall, directly or indirectly, prohibit or limit the offer for sale, sale, assignment, transfer, pledge, encumbrance, or other disposition of any Saratoga Securities now owned or hereafter acquired, beneficially or of record, by the Saratoga Stockholders or Bogen.

4. Representations and Warranties of the Saratoga Stockholders. Each Saratoga Stockholder represents and warrants to Bogen as follows:

     (a) the Saratoga Stockholder owns such Saratoga Securities of record or beneficially free and clear of any lien, security interest, encumbrance or other adverse claim;

     (b) such Saratoga Stockholder's Securities set forth on Schedule A hereto are the only securities of Saratoga owned of record or beneficially by such Saratoga Stockholder or in which such Saratoga Stockholder has any interest; and

     (c) such Saratoga Stockholder has the right, power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder; such execution, delivery and performance will not violate any applicable law, rule or regulation or any outstanding agreement or instrument to which such Saratoga Stockholder is a party; and this Agreement constitutes a legal, valid and binding agreement on the part of such Saratoga Stockholder enforceable against such Saratoga Stockholder in accordance with its terms.

5. Representations and Warranties of Saratoga. Saratoga represents and warrants to the Company that the execution and delivery of this Agreement by Saratoga and the performance by it of its obligations hereunder have been duly authorized by all necessary corporate action, do not violate the terms of its Certificate of Incorporation, its By-Laws, any law, rule or regulation or any outstanding agreement or instrument to which it is a party or is bound or subject to, and this Agreement constitutes a legal, valid and binding agreement on its part.

6. Representations and Warranties of Bogen. Bogen represents and warrants to the Saratoga Stockholders that he has the right, power and authority to execute and deliver this Agreement and to perform his or her obligations hereunder; such execution, delivery and performance will not violate any applicable law, rule or regulation or any outstanding agreement or instrument to which such Saratoga Stockholder is a party; and this Agreement constitutes a legal, valid and binding agreement on the part of Bogen enforceable against Bogen in accordance with its terms.

7.   Saratoga Proxy.

     (a) Each Saratoga Stockholder hereby irrevocably makes, constitutes and appoints Bogen to act as such Saratoga Stockholder's true and lawful proxy and attorney-in-fact in the name and on behalf of such Saratoga Stockholder, with full power to appoint a substitute or substitutes, to vote all of his or her Saratoga Securities then owned by such Saratoga Stockholder for the election of Bogen as a director of Saratoga as set forth in Section 2 hereof. By giving this proxy, each such Saratoga Stockholder hereby revokes any other proxy granted by such Saratoga Stockholder to vote any of such Saratoga Stockholder's Securities (then owned by such Saratoga Stockholder) with respect to such matter. This proxy, and the power of attorney and all authority contained herein, shall become effective as to any Saratoga Stockholder only upon the failure of such Saratoga Stockholder to vote or consent with respect to his or her shares then owned by such Saratoga Stockholder in accordance with Section 2 hereof, following notice to such Saratoga Stockholder to that effect.

     (b) All power and authority hereby conferred is coupled with an interest and is irrevocable, shall not be terminated by any act of such Saratoga Stockholder or by operation of law, by lack of appropriate power or authority, or by the occurrence of any other event or events and shall be binding upon all beneficiaries, heirs at law, legatees, distributees, successors, assigns and legal representatives of such Saratoga Stockholder; subject to the right of such Saratoga Stockholders to sell or otherwise dispose of his or her Saratoga Securities (as described in Section 3). If after the execution of this Agreement any Saratoga Stockholder shall cease to have appropriate power or authority, or if any other such event or events shall occur (other than the sale or other disposition of his or her Saratoga Securities by such Saratoga Stockholder, as described in Section 3), Bogen is nevertheless authorized and directed to vote the Saratoga Securities in accordance with the terms of this Agreement as if such lack of appropriate power or authority or other event or events had not occurred and regardless of notice thereof.

8. Further Assurances. Each party hereto shall perform such further acts and execute such further documents as may reasonably be required to carry out the provisions of this Agreement.

9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto.

10. Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

11. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given when delivered in person or by telecopier, cable, telex or telegram or three (3) days after mailed by certified mail, postage prepaid.

12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

13. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the Delaware without giving effect to the conflicts of laws principles thereof.

14. Binding Effect: Benefits. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto and their respective permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be executed by their respective officers thereunto duly authorized, as the case may be, as of the date first above written.


                              SARATOGA BEVERAGE GROUP,
                              --------------------------------------------
                                /s/ Robin Prever
                              Name: Robin Prever
                              Title: President and Chief Executive Officer


                              ---------------------------------------------
                                /s/ Steven Bogen
                              Steven Bogen


                              -----------------------------------------------
                                /s/ Robin Prever
                              Robin Prever


                              -----------------------------------------------
                                /s/ Anthony Malatino
                              Anthony Malatino

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                                  SCHEDULE A



             NAME             NUMBER OF SARATOGA SECURITIES

Robin Prever                    20,345 shares of Class A Common Stock
                               167,960 shares of Class B Common Stock

Anthony Malatino               51,000 shares of Class A Common Stock
                              354,995 shares of Class B Common Stock